Exhibit 99.1

RISK FACTORS

Mr. Allen’s Controlling Position

Mr. Allen has the ability to control matters on which all of Charter Communications, Inc.’s shareholders may vote and has the exclusive right to vote on specific matters.

         Mr. Allen controls approximately 92.3% of the voting power of Charter Communications, Inc.’s capital stock. Accordingly, Mr. Allen controls Charter Communications, Inc. Although Class A common shareholders, other than Mr. Allen, have an equity interest in Charter Communications, Inc. of more than 96.3%, Class A common shareholders have a very limited voting interest in Charter Communications, Inc. and a limited indirect equity interest in Charter Communications Holding Company. The purposes of our structure are, among other things, to enable Mr. Allen to take advantage for tax purposes of the losses expected to be generated by Charter Communications Holding Company and to enable him to maintain control of our business.

         Mr. Allen thus has the ability to control fundamental corporate transactions requiring equity holder approval, including, but not limited to, the election of all of our directors, approval of merger transactions involving us and the sale of all or substantially all of our assets. Mr. Allen’s control may continue in the future through the high vote Class B common stock even if Mr. Allen owns a minority economic interest in our business.

         As the owner of all of our Class B common stock, Mr. Allen is entitled to elect all but one member of Charter Communications, Inc.’s board of directors. As an owner of 3.7% of our Class A common stock and owner of all of our Class B common stock, Mr. Allen presently has voting control in the election by holders of Class A and Class B common stock, voting together as a single class, of the remaining members of our board of directors. In addition, because of the exclusive voting rights granted to holders of Class B common stock for specific matters, he has the sole power to amend a number of important provisions of Charter Communications, Inc.’s certificate of incorporation, including provisions restricting the scope of our business activities.

Mr. Allen may have interests that conflict with your interests.

         Mr. Allen’s control over our management and affairs could create conflicts of interest if he is faced with decisions that could have implications for him, us, the holders of Class A common stock and our public notes. Further, Mr. Allen could effectively cause us to enter into contracts with another entity in which he owns an interest or to decline a transaction that he (or another entity in which he owns an interest) ultimately enters into.

         Mr. Allen may engage in other businesses involving the operation of cable television systems, video programming, high-speed Internet access, telephony or business and financial transactions conducted through broadband interactivity and Internet services. Mr. Allen may also engage in other businesses that compete or may in the future compete with us. In addition, Mr. Allen currently engages and may engage in the future in businesses that are complementary to our cable and broadband technology business.

         Accordingly, conflicts could arise with respect to the allocation of corporate opportunities between us and Mr. Allen. Current or future agreements between us and either Mr. Allen or his affiliates may not be the result of arm’s-length negotiations. Consequently, such agreements may be less favorable to us than agreements that we could otherwise have entered into with unaffiliated third parties. Further, many past and future transactions with Mr. Allen or his affiliates are informal in nature. As a result, there will be some discretion left to the parties, who are subject to the potentially conflicting interests described above. We cannot assure you that the interests of either Mr. Allen or his affiliates will not conflict with the interests of the holders of our Class A common stock or our public notes. We have not instituted any formal plans to address conflicts of interest that may arise, however the indentures of our subsidiaries impose certain requirements on affiliate transactions, such as board approval by the board of Charter Holdings and in larger transactions, receipt of a fairness opinion.

We are not permitted to engage in any business activity other than the cable transmission of video, audio and data unless Mr. Allen authorizes us to pursue that particular business activity. This could adversely affect our ability to offer new products and services outside of the cable transmission business and enter into new businesses, which could adversely affect our growth, financial condition and results of operations.

         Charter Communications, Inc.’s certificate of incorporation and Charter Communications Holding Company’s limited liability company agreement provide that Charter Communications, Inc. and Charter Communications Holding Company and their subsidiaries cannot engage in any business activity outside the cable transmission business except for specified businesses. This will be the case unless the opportunity to pursue the particular business activity is first offered to Mr. Allen, he decides not to pursue it and he consents to our engaging in the business activity. The cable transmission business means the business of transmitting video, audio, including telephone services, and data over cable television systems owned, operated or managed by us from time to time. These provisions may limit our ability to take advantage of attractive business opportunities. Consequently, our ability to offer new products and services outside of the cable transmission business and enter into new businesses could be adversely affected, resulting in an adverse effect on our growth, financial condition and results of operations.

Mr. Allen’s control and Charter Communications, Inc.’s organizational documents may inhibit or prevent a takeover or a change in management that could result in a change of control premium or favorably impact the market price of our Class A common stock and our public notes.

         As a result of his controlling voting interest, Mr. Allen will have the ability to delay or prevent a change of control or changes in our management that our other shareholders, including the holders of our Class A common stock, may consider favorable or beneficial. Provisions in our organizational documents may also have the effect of delaying or preventing these changes, including provisions:

         •     authorizing the issuance of “blank check” preferred stock;

         •     restricting the calling of special meetings of shareholders; and

         •     requiring advanced notice for proposals for shareholder meetings.

         If a change of control or change in management is delayed or prevented, the market price of our Class A common stock and our public notes could suffer or holders of such securities may not receive a change of control premium over the then-current market price of our Class A common stock or our public notes.

Our Structure

We could be deemed an “investment company” under the Investment Company Act of 1940. This would impose significant restrictions on us and would be likely to have a material adverse impact on our growth, financial condition and results of operation.

         If anything were to happen which would cause us to be deemed an investment company, the Investment Company Act would impose significant restrictions on us, including severe limitations on our ability to borrow money, to issue additional capital stock and to transact business with affiliates. In addition, because our operations are very different from those of the typical registered investment company, regulation under the Investment Company Act could affect us in other ways that are extremely difficult to predict. In sum, if we were deemed to be an investment company it could become impractical for us to continue our business as currently conducted and our growth, our financial condition and our results of operations could suffer materially.

         Our principal asset is our equity interest in Charter Communications Holding Company. If our membership interest in Charter Communications Holding Company were to constitute less than 50% of the voting securities issued by Charter Communications Holding Company, then our interest in Charter Communications Holding Company could be deemed an “investment security” for purposes of the Investment Company Act. This may occur, for example, if a court determines that the Class B common stock is no longer entitled to special voting rights and, in accordance with the terms of the Charter Communications Holding Company limited liability company agreement, our membership units in this company were to lose their special voting privileges. A determination that such investment was an investment security could cause us to be deemed to be an investment company under the Investment Company Act, unless an exclusion from registration were available or we were to obtain an order of the SEC excluding or exempting us from registration under this Act.

If a court determines that the Class B common stock is no longer entitled to special voting rights, we would lose our rights to manage Charter Communications Holding Company. In addition to the investment company risks discussed above, this could materially impact the value of our Class A common stock and our public notes.

         If a court determines that the Class B common stock is no longer entitled to special voting rights, Charter Communications, Inc. would no longer have a controlling voting interest in, and would lose its right to manage, Charter Communications Holding Company. If this were to occur:

•	we would retain our proportional equity interest in Charter Communications Holding Company but would lose all of our powers to direct the management and affairs of Charter Communications Holding Company and its subsidiaries;

•	Class A common shareholders would lose any right they had at that time or might have had in the future to direct, through equity ownership in us, the management and affairs of Charter Communications Holding Company; and

•	we would become strictly a passive investment vehicle.

         This result, as well as the impact of being treated by investors as an investment company, could materially adversely impact:

•	the liquidity of our Class A common stock and our public notes;

•	how our Class A common stock and our public notes trade in the marketplace;

•	the price that purchasers would be willing to pay for our Class A common stock in a change of control transaction or otherwise; and

•	the market price of our Class A common stock and our public notes.

         Uncertainties that may arise with respect to the nature of our management role and voting power and organizational documents, including legal actions or proceedings relating thereto, may also materially adversely impact the value of our Class A common stock and our public notes.

The special tax allocation provisions of the Charter Communications Holding Company limited liability company agreement may cause us in some circumstances to pay more taxes than if the special tax allocation provisions were not in effect.

         Charter Communications Holding Company’s limited liability company agreement provides that through the end of 2003, tax losses of Charter Communications Holding Company that would otherwise have been allocated to us based generally on our percentage of outstanding membership units of Charter Communications Holding Company will instead be allocated to the membership units held by Vulcan Cable III Inc. and Charter Investment. The purpose of these special tax allocation provisions is to allow Mr. Allen to take advantage for tax purposes of the losses expected to be generated by Charter Communications Holding Company. The limited liability company agreement further provides that beginning at the time that Charter Communications Holding Company first becomes profitable (as determined under the applicable federal income tax rules for determining book profits), certain tax profits that would otherwise have been allocated to us based generally on our percentage of outstanding membership units of Charter Communications Holding Company will instead be allocated to membership units held by Vulcan Cable III Inc. and Charter Investment. In some situations, the special tax allocation provisions could result in our having to pay taxes in an amount that is more than if Charter Communications Holding Company had allocated losses and profits to us based generally on our percentage of outstanding membership units from the time of the completion of our initial public offering.

Our management may be responsible for managing other cable operations and may not devote their full time to our operations. This could give rise to conflicts of interest and impair our operating results.

         Mr. Allen and certain other of our affiliates may from time to time in the future acquire cable systems in addition to those owned by us. We, as well as some of our officers who currently manage our cable systems, may have a substantial role in managing outside cable systems that may be acquired in the future. As a result, the time we devote to managing Charter Communications Holding Company’s systems may be correspondingly reduced. This could adversely affect our growth, financial condition and results of operations. Moreover, allocating our managers’ time and other resources and those of Charter Communications Holding Company between our systems and outside systems that may be held by our affiliates could give rise to conflicts of interest. Neither we nor Charter Communications Holding Company have or plan to create formal procedures for determining whether and to what extent cable systems acquired in the future will receive priority with respect to personnel requirements.

Charter Communications, Inc. is a holding company that has no operations and will depend on its operating subsidiaries for cash to make payments on its public notes. Our subsidiaries are limited in their ability to make funds available for the payment of our public notes, our other obligations and dividends or other distributions to holders of Class A common stock.

         As a holding company, we will depend entirely on cash from our operating subsidiaries to satisfy our obligations under our public notes. These operating subsidiaries may not be able to make funds available to us.

         Our principal asset is an approximate 52.8% equity interest (assuming conversion and exchange of all convertible or exchangeable securities) and a 100% voting interest in Charter Communications Holding Company. We do not hold any significant assets other than our direct and indirect interests in our subsidiaries. Our cash flow depends upon the cash flow of our operating subsidiaries and the payment of funds by these operating subsidiaries to Charter Communications Holding Company and Charter Communications, Inc. This could adversely affect our ability to meet our obligations to the holders of our public notes or to our other creditors or to make dividends and other distributions to holders of Class A common stock. We have never paid and do not expect to pay any cash dividends on our Class A common stock in the foreseeable future.

         Our operating subsidiaries are separate and distinct legal entities and are not obligated to make funds available for payment of our public notes in the form of loans, distributions or otherwise. In addition, our operating subsidiaries’ ability to make any such loans, distributions or other payments to us will depend on their earnings, business and tax considerations and legal restrictions. Furthermore, covenants in the indentures and credit agreements governing the debt of our subsidiaries restrict their ability to make loans, distributions or other payments to us. This could adversely impact our ability to pay interest and principal due on our public notes.

Because of our holding company structure, our public notes are structurally subordinated to all liabilities of our subsidiaries.

         The borrowers and guarantors under the Charter Operating credit facilities, the CC VI Operating credit facilities, the CC VII credit facilities and the CC VIII Operating credit facilities are our indirect subsidiaries. A number of our subsidiaries are also obligors under other debt instruments, including Charter Holdings, which is a co-issuer of senior notes and senior discount notes issued in March 1999, January 2000,

January 2001, May 2001 and January 2002. As of December 31, 2001, pro forma for the issuance and sale of the January 2002 Charter Holdings notes and the application of the net proceeds therefrom to repay a portion of the amounts then outstanding under the credit facilities of our subsidiaries and for general corporate purposes, our total debt would have been approximately $16.3 billion, $14.9 billion of which would have been structurally senior to our public notes. Since December 31, 2001, our subsidiaries have incurred substantial additional indebtedness under their revolving credit facilities, all of which is structurally senior to our public notes. The lenders under all of our subsidiaries’ credit facilities and the holders of the other debt instruments and all other creditors of our subsidiaries will have the right to be paid before us from any of our subsidiaries’ assets. In addition, if we caused a subsidiary to pay a dividend to enable us to make payments in respect of our public notes, and such transfer were deemed a fraudulent transfer or an unlawful distribution, the holders of our public notes could be required to return the payment to (or for the benefit of) the creditors of our subsidiaries. In the event of the bankruptcy, liquidation or dissolution of a subsidiary, following payment by such subsidiary of its liabilities, such subsidiary may not have sufficient assets remaining to make any payments to us as an equity holder or otherwise. This adversely affects our ability to make payments to the holders of our public notes. In addition, our public notes are unsecured and therefore are effectively subordinated in right of payment to any future secured debt we may incur to the extent of the value of the assets securing such debt.

If our subsidiaries default under their credit facilities or public notes, we may not have the ability to make payments on our public notes.

         In the event of a default under our subsidiaries’ credit facilities or public notes, our subsidiaries’ creditors could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. In such event, our subsidiaries’ credit facilities and indentures will not permit our subsidiaries to distribute funds to Charter Communications Holding Company or Charter Communications, Inc. to pay interest or principal on our public notes. If the amounts outstanding under such credit facilities or public notes are accelerated, all of our subsidiaries’ debt and liabilities would be payable from our subsidiaries’ assets, prior to any distribution of our subsidiaries’ assets to pay the interest and principal amounts on our public notes and we might not be able to repay or make any payments on our public notes. Additionally, such a default would cause a cross-default in the indentures governing the Charter Holdings notes and our convertible senior notes and would trigger the cross-default provision of the Charter Operating Credit Agreement. Any default under any of our subsidiaries’ credit facilities or public notes might adversely affect the holders of our public notes and our growth, financial condition and results of operations.

We may not have the ability to raise the funds necessary to fulfill our obligations under our public notes following a change of control. This would place us in default under the indentures governing our public notes.

         Under the indentures governing our public notes, upon the occurrence of specified change of control events, including certain specified dispositions of our stock by Mr. Allen, we are required to offer to repurchase all of our outstanding public notes. However, we may not have sufficient funds at the time of the change of control event to make the required repurchase of our public notes and our subsidiaries are limited in their ability to make distributions or other payments to us to fund any required repurchase. In addition, a change of control under our subsidiaries’ credit facilities and indentures governing their public notes would require the repayment of borrowings under those credit facilities and indentures. Because such credit facilities and public notes are obligations of our subsidiaries, the credit facilities and the public notes would have to be repaid by our subsidiaries before their assets could be available to us to repurchase our public notes. Our failure to make or complete an offer to repurchase our public notes would place us in default under the indentures governing our public notes. The failure of our subsidiaries to make or complete a change of control offer or to repay the amounts outstanding under their credit facilities would place our subsidiaries in default under the indentures governing their public notes and their credit facilities. A number of important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indentures governing our public notes.

Our Business

We and our subsidiaries have substantial existing debt and may incur substantial additional debt in the future, which could adversely affect our financial health and our ability to obtain financing in the future and react to changes in our business.

         We and our subsidiaries have a significant amount of debt. As of December 31, 2001, pro forma for the issuance and sale of the January 2002 Charter Holdings notes and the application of the net proceeds therefrom to repay a portion of the amounts then outstanding under the credit facilities of our subsidiaries and for general corporate purposes, our total debt would have been approximately $16.5 billion, our total shareholders’ equity would have been approximately $2.5 billion and the deficiency of our earnings available to cover fixed charges would have been approximately $2.8 billion. Since December 31, 2001, our subsidiaries have incurred substantial additional debt under their revolving credit facilities.

         Our significant amount of debt could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations to the lenders under our subsidiaries’ credit facilities and to the holders of our public notes and the public notes of our subsidiaries;

•	increase our vulnerability to general adverse economic and cable industry conditions, including interest rate increases, because a significant portion of our borrowings are and will continue to be at variable rates of interest;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which will reduce our funds available for working capital, capital expenditures and other general corporate expenses;

•	limit our flexibility in planning for, or reacting to, changes in our business, the cable and telecommunications industries and the economy at large;

•	place us at a disadvantage compared to our competitors that have proportionately less debt; and

•	limit our ability to borrow additional funds in the future, if we need them, due to applicable financial and restrictive covenants in our debt.

         We anticipate that we may incur significant additional debt, including through our subsidiaries, in the future to fund the expansion, maintenance and upgrade of our cable systems. If current debt levels increase, the related risks that we now face will intensify.

The agreements and instruments governing our subsidiaries’ debt contain restrictions and limitations that could significantly impact our ability to operate our business and adversely affect the holders of our public notes.

         The credit facilities of our subsidiaries and the indentures governing the publicly held notes of our subsidiaries contain a number of significant covenants that could adversely impact our business and adversely affect the holders of our public notes. In particular, the credit facilities and indentures of our subsidiaries restrict our subsidiaries’ ability to:

•	pay dividends or make other distributions;

•	make certain investments or acquisitions;

•	dispose of assets or merge;

•	incur additional debt;

•	issue equity;

•	repurchase or redeem equity interests and debt;

•	grant liens; and

•	pledge assets.

         Furthermore, in accordance with our subsidiaries’ credit facilities, a number of our subsidiaries are required to maintain specified financial ratios and meet financial tests. The ability to comply with these provisions may be affected by events beyond our control. The breach of any of these covenants will result in a default under the applicable debt agreement or instrument and could trigger acceleration of the debt under the applicable agreement. Such a default would cause a cross-default in the indentures governing the Charter Holdings notes and our convertible senior notes and would trigger the cross-default provision of the Charter Operating Credit Agreement. Any default under our credit facilities or indentures governing our outstanding debt might adversely effect our growth, our financial condition and our results of operations and the ability to make payments on the publicly held notes of Charter Communications, Inc. and our subsidiaries and the credit facilities of our subsidiaries.

Our ability to generate the significant amount of cash needed to service our debt and the debt of our subsidiaries and grow our business depends on many factors beyond our control.

         Our ability to service our debt and to fund our planned capital expenditures for upgrading our cable systems and our ongoing operations will depend on our ability to generate cash and to secure financing in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. Additionally, it is difficult to assess the impact that the terrorist attacks on September 11, 2001 and the subsequent armed conflict and related events, combined with the general economic slowdown, will have on future operations. These events, combined with the general economic slowdown, could result in reduced spending by customers and advertisers, which could reduce our revenues and operating cash flow. If our business does not generate sufficient cash flow from operations, and sufficient future distributions are not available to us from borrowings under our credit facilities or from other sources of financing, we may not be able to repay our debt, to grow our business or to fund our other liquidity and capital needs.

We have grown rapidly and have a limited history of operating our current systems. This makes it difficult for you to completely evaluate our performance.

         We commenced active operations in 1994 and have grown rapidly since then through acquisitions of cable systems. As of December 31, 2001, our systems served over 300% more customers than were served as of December 31, 1998. As a result, historical financial information about us may not be indicative of the future or of results that we can achieve with the cable systems which are currently under or will be under our control. Our recent growth in revenues over our short operating history is not necessarily indicative of future performance.

We have a history of net losses and expect to continue to experience net losses. Consequently, we may not have the ability to finance future operations.

         We have had a history of net losses and expect to continue to report net losses for the foreseeable future. We expect our net losses to increase as a result of our recently closed acquisitions and our planned upgrades and other capital expenditures. We reported losses before minority interest in loss of subsidiary of $638.8 million for 1999, $2.1 billion for 2000 and $2.7 billion for 2001. On a pro forma basis, giving effect to acquisitions in 2000 and 2001, the sale of an insignificant subsidiary in December 2000, the sale of the January 2000, January 2001, May 2001 and January 2002 Charter Holdings notes, the drawdown on the Charter Holdings 2000 senior bridge loan facility and the application of the proceeds from our sale of the October and November 2000 and May 2001 convertible senior notes, we had net losses before minority interest in loss of subsidiary and extraordinary item of $2.4 billion for 2000 and $2.8 billion for 2001. We cannot predict what impact, if any, continued losses will have on our ability to finance our operations in the future.

If we are unsuccessful in growing our net operating cash flow, our financial condition and results of operations could be adversely affected.

         If we are unable to grow our cash flow sufficiently, we may be unable to repay our debt, to grow our business or to fund our other liquidity needs. We expect that a substantial portion of our future growth will be achieved through revenues from new products and services. We may not be able to offer these new products and services successfully to our customers and these new products and services may not generate adequate revenues. If we are unable to grow our cash flow sufficiently, we may be unable to fulfill our obligations or obtain alternative financing. Further, due to declining market conditions and slowing economic trends during the last year, both before and after the terrorist attacks on September 11, 2001, we cannot assure you that we will be able to achieve our planned levels of growth as these conditions and events may negatively affect the demand for our additional services and products and spending by customers and advertisers.

Our programming costs are increasing. We may not have the ability to pass these increases on to our customers, which would adversely affect our cash flow and operating margins.

         Programming has been, and is expected to continue to be, our largest operating expense item. In recent years, the cable industry has experienced a rapid escalation in the cost of programming, particularly sports programming. This escalation may continue, and we may not be able to pass programming cost increases on to our customers. The inability to pass these programming cost increases on to our customers would have an adverse impact on our cash flow and operating margins. In addition, as we upgrade the channel capacity of our systems and add programming to our basic, expanded basic and digital services offerings, we may face additional market constraints on our ability to pass programming costs on to our customers.

Our level of capital expenditures is dependent upon many circumstances, including growth in digital cable customers and in the delivery of other advanced services. If our required capital expenditures exceed our projections, we may not have sufficient funding, which could adversely affect our growth, financial condition and results of operations.

         In 2002, we expect to spend a total of approximately $2.5 billion to upgrade and rebuild our systems in order to offer advanced services to our customers and for normal recurring capital expenditures. The actual amount of our capital expenditures will depend, in part, on the level of growth in digital cable customers and in the delivery of other advanced services.

         We currently anticipate that we will have sufficient capital to fund our capital expenditures through 2003. However, we may need additional capital if there is accelerated growth in digital cable customers or in the delivery of other advanced services, whether as a result of increasing demand for advanced products and services in our upgraded service areas or a need to upgrade other service areas ahead of schedule. We may also need additional capital if we acquire substantial additional customers. If we cannot obtain such capital from increases in our operating cash flow, additional borrowings or other sources, we may not be able to fund any accelerated growth, offer advanced products and services on a timely basis or compete effectively. Consequently, our growth, financial condition and results of operations could suffer materially.

We depend on third-party service suppliers for certain of our services. If we are unable to procure the necessary services, our ability to offer our services could be impaired. This could adversely affect our growth, financial condition and results of operations.

         We depend on third-party suppliers to supply the hardware, software and operational support necessary to provide certain of our advanced services. Currently, we obtain these services from a limited number of suppliers, some of which do not have a long operating history. If demand for these services exceeds our suppliers’ capacity or if our suppliers experience operating or financial difficulties similar to those experienced by Excite@Home Corporation, our ability to provide these advanced services might be adversely effected which could adversely affect our growth, financial condition and results of operations. In addition, the inability of these vendors to provide equipment or services might result in additional costs to us, including the costs to negotiate alternative vendor relationships, the cost to develop the capacity to provide the equipment and services ourselves and the loss of customers as a result of our inability to provide such advanced services or an interruption of service following a vendor’s cessation of service. We are working to establish alternative vendors for services we consider critical, but there can be no assurance that we will be able to establish such relationships or that we will be able to obtain such equipment and services on a equally favorable basis.

We may not be able to fund the capital expenditures necessary to keep pace with technological developments or our customers’ demand for new products and services. This could limit our ability to compete effectively. Consequently, our growth, results of operations and financial condition could suffer materially.

         The cable business is characterized by rapid technological change and the introduction of new products and services. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with technological developments, or that we will successfully anticipate the demand of our customers for products and services requiring new technology. Additionally, many developers of advanced products and services do not have a long operating history. As a result, if these developers experience financial difficulties, our ability to offer these advanced products and services could be adversely affected. Our inability to upgrade, maintain and expand our systems and provide advanced services in a timely manner, or to anticipate the demands of the marketplace, could adversely affect our ability to compete. Consequently, our growth, financial condition and results of operations could suffer materially.

There is no expectation that Mr. Allen will fund our operations or obligations in the future.

         In the past, Mr. Allen and his affiliates have contributed funds to us and our subsidiaries. There is no expectation that Mr. Allen or his affiliates will contribute funds to us or to our subsidiaries in the future.

A sale by Mr. Allen of his direct or indirect equity interests could adversely affect our ability to manage our business.

         Mr. Allen is not prohibited by any agreement from selling the shares of Class A or Class B common stock he holds in Charter Communications, Inc. or causing Charter Investment, Inc. or Vulcan Cable III Inc. to sell their membership units in Charter Communications Holding Company. We cannot assure you that Mr. Allen or any of his affiliates will maintain all or any portion of his direct or indirect ownership interests in Charter Communications, Inc. and Charter Communications Holding Company. In the event he sells all or any portion of his direct or indirect ownership interest in Charter Communications, Inc. or Charter Communications Holding Company, we cannot assure you that he would continue as Chairman of Charter Communications, Inc.’s board of directors or otherwise participate in our management. The disposition by Mr. Allen or any of his affiliates of these equity interests or the loss of his services by Charter Communications, Inc. and/or Charter Communications Holding Company could adversely affect our growth, financial condition and results of operations, or adversely impact the market price of our Class A common stock and the notes.

We operate in a very competitive business environment which can adversely affect our business and operations.

         The industry in which we operate is highly competitive. In some instances, we compete against companies with fewer regulatory burdens, easier access to financing, greater personnel resources, greater brand name recognition and long-standing relationships with regulatory authorities and customers. Increasing consolidation in the cable industry and repeal of certain cross-ownership rules may further enhance the ability of certain of our competitors, either through access to financing, resources or efficiencies of scale. We face competition within the subscription television industry, which includes providers of paid television service employing technologies other than cable, such as direct broadcast satellite, also known as DBS. A pending merger between the two largest DBS providers, if approved by regulators and consummated by the parties, would provide the surviving entity with increased resources and could further strengthen competition from this sector. Local telephone companies and electric utilities can compete in this area, and they increasingly may do so in the future. The subscription television industry also faces competition from broadcast companies distributing television broadcast signals without assessing a subscription fee and from other communications and entertainment media, including conventional radio broadcasting services, newspapers, movie theaters, the Internet, live sports events and home video products. With respect to our Internet access services, we face competition from providers of digital subscriber line technology, also known as DSL, including in many cases telephone companies. Additionally, technological developments, such as the ability to stream video over the Internet, could introduce additional competition into video programming services, a core part of our business, particularly from high speed Internet access providers, such as providers of DSL.

         We cannot assure you that upgrading our cable systems will allow us to compete effectively. Additionally, as we expand and introduce new and enhanced services, including Internet and telecommunications services, we will be subject to competition from telecommunications providers and Internet service providers. We cannot predict the extent to which competition may affect our business and operations in the future.

We may not have the ability to integrate the new cable systems that we acquire and the customers they serve with our existing cable systems. This could adversely affect our operating results and growth strategy.

         We have grown through acquisitions of cable systems and now own and operate cable systems serving approximately 7 million customers. We may acquire more cable systems in the future, through direct acquisition, system swaps or otherwise. The integration of the cable systems we have acquired or may in the future acquire poses a number of significant risks, including:

•	our acquisitions may not have a positive impact on our cash flows from operations;

•	the integration of these new systems and customers will place significant demands on our management and our operations, information services, and financial, legal and marketing resources. Our current operating and financial systems and controls and information services may not be adequate, and any steps taken to improve these systems and controls may not be sufficient; and

•	acquired businesses sometimes result in unexpected liabilities and contingencies that could be significant.

         We cannot assure you that we will successfully integrate any acquired systems into our operations.

The loss of any of our key executives could adversely affect our ability to manage our business.

         Our success is substantially dependent upon the retention and the continued performance of our executive officers. Many of these executive officers are uniquely qualified in their areas of expertise, making it difficult to replace their services. The loss of the services of any of these officers could adversely affect our growth, financial condition and results of operations.

Regulatory and Legislative Matters

Our business is subject to extensive governmental legislation and regulation. The applicable legislation and regulations, and changes to them, could adversely affect our business by increasing our expenses.

         Regulation of the cable industry has increased the administrative and operational expenses and limited the revenues of cable systems. Cable operators are subject to, among other things:

•	subscriber privacy;

•	limited rate regulation;

•	requirements that, under specified circumstances, a cable system carry a local broadcast station or obtain consent to carry a local or distant broadcast station;

•	rules for franchise renewals and transfers; and

•	other requirements covering a variety of operational areas such as equal employment opportunity, technical standards and customer service requirements.

         Additionally, many aspects of these regulations are currently the subject of judicial proceedings and administrative or legislative proposals. There are also ongoing efforts to amend or expand the federal, state and local regulation of some of our cable systems, which may compound the regulatory risks we already face. Certain states and localities are considering new telecommunications taxes that could increase operating expenses. We cannot predict whether in response to these efforts any of the states or localities in which we now operate will expand regulation of our cable systems in the future or how they will do so.

We may encounter substantially increased pole attachment costs.

         Although cable system attachments to public utility poles historically have been regulated at the federal or state level, utility pole owners in many areas are attempting to circumvent or eliminate pole regulation by raising fees and imposing other costs on cable operators and others. A recent decision by the United States Supreme Court (reversing a lower appeals court decision) rejected the efforts of some utility pole owners to make cable attachments carrying Internet traffic ineligible for regulatory protection. This decision significantly decreases the risk that utility pole owners will attempt to impose surcharges on cable operators for the provision of new Internet-based products and services. There are, however, additional utility pole owner challenges to the federal pole attachment formula and other areas of pole regulation pending in the courts which, if successful, could complicate our operations and increase our costs. In addition, to the extent we offer telecommunications services, such an offering will subject pole attachments to increased rates under the federal formula.

We may be required to provide access to our networks to other Internet service providers. This could significantly increase our competition and adversely affect the upgrade of our systems or our ability to provide new products and services.

         A number of companies, including telephone companies and Internet service providers (ISPs), have requested local authorities and the Federal Communications Commission to require cable operators to provide access to cable’s broadband infrastructure, which allows cable to deliver a multitude of channels and/or services, so that these companies may deliver Internet services directly to customers over cable facilities. Multiple federal courts have struck down “open-access” requirements imposed by a variety of franchising authorities as unlawful. Each of these decisions struck down the “open-access” requirements on different legal grounds. In March 2002, the Federal Communications Commission ruled that cable modem service is an interstate information service, rather than a cable or telecommunications service. This classification should leave cable modem service exempt from the burdens associated with traditional cable and telecommunications regulations, including any open-access requirement. This ruling, however, is still subject to judicial review, and the Federal Communications Commission itself has initiated a rulemaking proceeding to consider whether some form of open-access requirement could be imposed in the future, notwithstanding the regulatory classification of cable modem service.

         We believe that allocating a portion of our bandwidth capacity to other Internet service providers:

•	would impair our ability to use our bandwidth in ways that would generate maximum revenues; and

•	may cause us to decide not to upgrade our systems, which would prevent us from introducing our planned new products and services.

         In addition, we cannot assure you that if we were required to provide access in this manner, it would not have a significant adverse impact on our profitability. This could impact us in many ways, including by:

•	reducing our ability to offer products and services as a result of decreased capacity;

•	increasing the expenses we incur to maintain our systems; and/or

•	increasing the expense of upgrading and/or expanding our systems.

Our cable systems are operated under franchises that are subject to non-renewal or termination. The failure to renew a franchise could adversely affect our business in a key market.

         Our cable systems generally operate pursuant to franchises, permits or licenses granted by a municipality or other state or local government controlling the public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms and must be periodically renewed. Local franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal. In some instances, franchises have not been renewed at expiration, and we have operated under either temporary operating agreements or without a license while negotiating renewal terms with the local franchising authorities.

         We cannot assure you that we will be able to comply with all significant provisions of our franchise agreements. Additionally, although historically we have renewed our franchises without incurring significant costs, we cannot assure you that we will be able to renew, or to renew as favorably, our franchises in the future. A termination of and/or a sustained failure to renew a franchise could adversely affect our business in the affected geographic area.

Changes in channel carriage regulations could impose significant additional costs on us.

         Cable operators also face significant regulation of their channel carriage. They currently can be required to devote substantial capacity to the carriage of programming that they would not carry voluntarily, including certain local broadcast signals, local public, educational and government access programming, and unaffiliated commercial leased access programming. This carriage burden could increase in the future, particularly if the Federal Communications Commission were to require cable systems to carry both the analog and digital versions of local broadcast signals. The Federal Communications Commission currently is conducting a proceeding in which it is considering this channel usage possibility, although it recently issued a tentative decision against such dual carriage.

We operate our cable systems under franchises that are non-exclusive. Local franchising authorities can grant additional franchises and create competition in market areas where none existed previously.

         Our cable systems are operated under franchises granted by local franchising authorities. These franchises are non-exclusive. Consequently, local franchising authorities can grant additional franchises to competitors in the same geographic area. As a result, competing operators may build systems in areas in which we hold franchises. In some cases municipal utilities may legally compete with us without obtaining a franchise from the local franchising authority. The existence of more than one cable system operating in the same territory is referred to as an overbuild. These overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition. As of December 31, 2001, we are aware of overbuild situations impacting approximately 3.5% of our total basic customers, and potential overbuild situations in areas servicing approximately 4.6% of our total basic customers, together representing a total of approximately 8.1% of our basic customers. Additional overbuild situations may occur in other systems.

Local franchise authorities have the ability to impose additional regulatory constraints on our business. This could further increase our expenses.

         In addition to the franchise document, cable authorities in some jurisdictions have adopted cable regulatory ordinances that further regulate the operation of cable systems. This additional regulation increases our expenses in operating our business. We cannot assure you that the local franchising authorities will not impose new and more restrictive requirements. Local franchising authorities also have the power to reduce rates and order refunds on the rates charged for basic services. For the year ended December 31, 2001, we have refunded approximately $500,000.

Despite deregulation of expanded basic cable programming packages, we are concerned that cable rate increases could give rise to further regulation. This could cause us to delay or cancel service or programming enhancements or impair our ability to raise rates to cover our increasing costs.

         On March 31, 1999, the pricing of expanded basic cable programming packages was deregulated, permitting cable operators to set their own rates. This deregulation was not applicable to basic services. However, the Federal Communications Commission and the United States Congress continue to be concerned that cable rate increases are exceeding inflation. It is possible that either the Federal Communications Commission or the United States Congress will again restrict the ability of cable system operators to implement rate increases. Should this occur, it would impede our ability to raise our rates. If we are unable to raise our rates in response to increasing costs, our financial condition and results of operations could be materially adversely affected.

Offering telecommunications service will subject us to additional regulatory burdens causing us to incur additional costs.

         In 2002, we will begin to offer telephony on a limited basis through our broadband network using switch technology and will continue with trials of our voice-over Internet protocol telephony. Offering telecommunications services will require us to obtain federal, state and local licenses or other authorizations. We may not be able to obtain such authorizations in a timely manner, or at all, and conditions could be imposed upon such licenses or authorizations that may not be favorable to us. Furthermore, telecommunications companies, including Internet protocol telephony companies, generally are subject to significant regulation as well as higher fees for pole attachments. Internet protocol telephony companies are companies that have the ability to offer telecommunications services over the Internet. Pole attachments are cable wires that are attached to poles.

         In particular, cable operators who provide telecommunications services and cannot reach agreement with local utilities over pole attachment rates in states that do not regulate pole attachment rates will be subject to a methodology prescribed by the Federal Communications Commission for determining the rates. These rates may be higher than those paid by cable operators that do not provide telecommunications services. The rate increases are being phased in over a five-year period that began on February 8, 2001. If we become subject to telecommunications regulation or higher pole attachment rates, we may incur additional costs, which might be material to our business.

Market for Our Public Securities

The market price of our Class A common stock and the price of our public notes may fluctuate significantly, which may result in losses for investors.

         The market price of our Class A common stock has been and may continue to be extremely volatile. We expect the price of the Class A common stock to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	actual or anticipated variations in our revenues and operating results;

•	announcements of the development of improved or competitive technologies;

•	the use of new products or promotions by us or our competitors;

•	the offer and sale by us in the future of additional shares of Class A common stock or other equity securities;

•	changes in financial forecasts by securities analysts;

•	new conditions or trends in the cable industry; and

•	market conditions.

The market price for our Class A common stock and our public notes could be adversely affected by the large number of additional shares eligible for issuance in the future.

         As of February 28, 2002, 294,536,963 shares of Class A common stock were issued and outstanding. Substantially all of the shares of Class A common stock issuable upon exchange CC VIII membership units and all shares of Class A common stock issuable upon conversion of shares of our Class B common stock will have “demand” and/or “piggyback” registration rights attached to them, including those issuable to Mr. Allen through Charter Investment, Inc. and Vulcan Cable III Inc. All of the shares of Class A common stock issuable upon the conversion of the Charter Communications, Inc. convertible senior notes are registered. The sale of a substantial number of shares of Class A common stock or the perception that such sales could occur could adversely affect the market price for shares of our Class A common stock and our public notes because these sales could cause the amount of our stock available for sale in the market to exceed the amount of demand for our stock and could also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate. This could adversely affect our ability to fund our current and future obligations, including under our public notes.

         A sale of convertible debt, convertible preferred stock or other equity securities by us or the perception that any such sale could occur could adversely affect the market price of the Class A common stock and our public notes because these sales could cause the amount of our Class A common stock available for sale in the market to exceed the amount of demand for such stock.